legal & compliance, llc

laura aNTHONy, esq. LAZARUS ROTHSTEIN, ESQ. CHAD FRIEND, ESQ., LLM MARC S. WOOLF, ESQ. OF COUNSEL: JOHN CACOMANOLIS, ESQ. CRAIG D. LINDER, ESQUIRE PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

March 24, 2017

VIA ELECTRONIC EDGAR FILING

Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-4
Filed January 5, 2017
File No. 333-215239
Schedule TO-T
Filed January 5, 2017
File No. 005-87962

Dear Mr. King:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form S-4 (“Amendment No. 1”). Amendment No. 1 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated January 19, 2017. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Registration Statement on Form S-4

General

Comment 1. We note you include information about OneMain Holdings, Inc. starting on page 91 and consolidated financial statements for the fiscal year ended December 31, 2015 starting on page F-34 which appear to be based on information included in their Form 10-K filed on February 29, 2016. We further note that OneMain Holdings, Inc. filed a Form 8-K on August 29, 2016 as a result of a change in its accounting policy and included revised historical financial information (selected financial data, MD&A, etc.) as well as revised financial statements to reflect the retrospective application of the change in accounting policy. Please revise to include the revised historical financial information of OneMain Holdings, Inc. throughout the prospectus including the December 31, 2015 financial statements.

Response: On February 21, 2017, OneMain Holdings, Inc. (“OneMain”) filed its annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 OneMain 10-K”). In Amendment No. 1, the Company has included the financial information of OneMain as reflected in the 2016 OneMain 10-K. Accordingly, the Company respectfully submits that this comment is no longer applicable.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Prospectus Cover Page

Comment 2. Please disclose on the cover page the price of a share of each company’s common stock as of the most recent practicable date. In addition, revise your disclosure on the cover page to address the implied discount to OneMain’s stock price represented by IEG Holdings’ offer to OneMain stockholders, as well as the lack of any premium.

Response: In Amendment No. 1, the Company has included the price of a share of the Company’s and of OneMain’s common stock as of March 23, 2017 on the cover page of the prospectus.

In Amendment No. 1, the Company has revised its offer such that it is offering to exchange 20 shares of the Company’s common stock for each share of OneMain’s common stock, up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares as of February 14, 2017. On March 23, 2017, the closing price of a share of the Company’s common stock was $3.00 and the closing price of a share of OneMain’s common stock was $25.44. Therefore, the offer of 20 Company shares for each OneMain share represents a premium of approximately 135.8%. The Company has disclosed the fact that the offer represents a premium on the cover page and throughout the prospectus.

Comment 3. Please disclose on the cover page and in “The Offering” section beginning on page 7 that the auditor of IEG Holdings has expressed substantial doubt about the ability of IEG Holdings to continue as a going concern because of the company’s reported recurring losses and failure to generate positive net cash flows from operations.

Response: On March 8, 2017, the Company filed its annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “IEG 2016 10-K”). The disclosure in Amendment No. 1 has been revised to reflect the updated financial and other Company information as a result of the filing of the IEG 2016 10-K. Although the Company’s auditor expressed substantial doubt about the ability of the Company to continue as a going concern in its opinion relating to the Company’s financial statements for the fiscal year ended December 31, 2015, the 2016 auditor opinion does not contain a going concern qualification. Accordingly, the Company respectfully submits that this comment is no longer applicable.

What will I receive for my OneMain shares?, page 5

Comment 4. Please disclose, in comparative columnar format, the prices of IEG Holdings and OneMain common stock as of the most recent practicable date. Please refer to Item 3(g) of Form S-4. In addition, please disclose the implied discount to OneMain’s stock price represented by IEG Holdings’ offer to OneMain stockholders and the lack of any premium, as well as the volatile nature of the price of IEG Holdings common stock, the limited public float for the stock and the limited trading activity in the stock.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus to include, in comparative columnar format, the prices of the Company’s and OneMain’s common stock as of March 23, 2017.

As discussed in the Company’s response to Comment 2 above, the Company’s revised offer reflects a premium. Accordingly, the Company respectfully submits that the portion of Comment 4 relating to a lack of premium no longer applies.

In Amendment No. 1, the Company includes disclosure regarding the volatile nature of the price of the Company’s common stock, the limited public float for the stock and the limited trading activity in the stock.

Why is IEG making this offer?, page 5

Comment 5. Please disclose why you are seeking to acquire any number of shares of OneMain common stock, explaining your purpose or purposes. In your disclosure, please specifically address how acquiring a small number of shares would serve such purpose or purposes. Please make conforming changes to the “Purpose of the Offer” description on page 7, the “Background” section starting on page 51, the “Purposes” section on page 57 and throughout the prospectus, as necessary.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Response: As discussed in the Company’s response to Comment 2 above, the Company has revised its offer such that it is offering to acquire up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares as of February 14, 2017. The Company acknowledges the Staff’s comment and has revised the prospectus, including the “Purpose of the Offer,” “Background” and “Purposes” sections, to explain the purposes of the offer, specifically addressing acquiring up to approximately 4.99% of OneMain’s common stock would serve such purposes.

How long do I have to decide whether to tender my OneMain shares in the offer?, page 6

Comment 6. We note your statement that any extension, delay, termination, waiver or amendment of the offer will be followed “as promptly as practicable” by public announcement if required. Please revise this reference to conform to the disclosure standards codified in Rule 14d-3(b)(1) and 14d-4(d)(2). Please make similar changes on pages 5, 53, and 56.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure throughout the prospectus to conform to the disclosure standards codified in Rules 14d-3(b)(1) and 14d-4(d)(2)

The Offering, page 7

Comment 7. Please move this section so that it follows the prospectus cover page. Please refer to Instruction 2 to Item 1001 of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus to move this section so that it follows the prospectus cover page.

Comment 8. Please disclose in the “IEG Holdings’ Business” description that the company has a history of reporting recurring losses and failing to generate positive net cash flows from operations, quantifying both.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

Comment 9. We note the following statement in the “Purpose of the Offer” description:

“Although it is unlikely that IEG Holdings will be able to acquire enough shares in this tender offer to effect changes in OneMain’s business, management or board of directors, IEG Holdings believes that a combined IEG Holdings/OneMain company would provide significant beneficial long-term growth prospects, significant operating cost reductions, significant business synergies and increased stockholder value for the combined company.”

Given your acknowledgement on page 13 that IEG will be unlikely to acquire enough shares to gain control of OneMain, please tell us why you believe it is appropriate to describe IEG Holdings and OneMain as a “combined” company. Alternatively, please revise to qualify the quoted characterization as purely hypothetical.

Response: As discussed in the Company’s response to Comment 2 above, the Company has revised its offer such that it is offering to acquire up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares as of February 14, 2017. The Company has revised its disclosure in Amendment No. 1 to remove any references to a “combined” company.

Comment 10. Please disclose in the “About OneMain” description that OneMain has an existing online business. Please make conforming revisions throughout the prospectus.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 1, the Company has revised its disclosure to indicate that OneMain maintains an online consumer loan origination business.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Comment 11. Please present in the “Comparative Market Price and Dividend Matters” description stock price information for IEG Holdings and OneMain in a comparative columnar format, as required by Item 3(g) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 to present stock price information for the Company and OneMain in a comparative columnar format.

Comment 12. You disclose that you will account for the acquisition of shares through the transaction under the acquisition method of accounting for business combinations. Considering your acknowledgement on page 13 that IEG will be unlikely to acquire enough shares to gain control of OneMain, please revise this section and similar disclosures throughout the prospectus to more accurately describe how you determined the accounting for the acquisition of any shares.

Response: In Amendment No. 1, the Company has revised its disclosure throughout the prospectus to indicate that it will account for the acquisition of OneMain shares as an available-for-sale investment.

Comment 13. You state on page 8 that you may waive any condition of the offer “at any time or from time to time.” Please revise to clarify, as stated on page 58, that all conditions to the offer must be satisfied or waived prior to expiration of the offer.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 1, has revised its disclosure accordingly.

Comment 14. Disclosure on page 9 indicates that you will accept for exchange and will exchange tendered shares “as soon as practicable following the expiration date.” Please revise your disclosure here and throughout the filing to conform to the standard codified within Rule 14e-1(c), which requires that you pay the consideration offered “promptly” upon expiration of the offer.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 to indicate that consideration offering will be paid by the Company promptly upon expiration of the offer.

Summary Historical Financial Data of IEG Holdings

Summary Historical Financial Data of OneMain, page 11

Comment 15. Please present numbers in these sections in the same format to facilitate comparability. In this regard, we note that OneMain’s numbers are presented “in millions” and IEG Holdings’ are not.

Response: The Company acknowledges the Staff’s comment. In Amendment No. 1, the Company has presented numbers in these sections in millions in order to facilitate comparability.

Risk Factors

General

Comment 16. Please disclose in the introductory paragraph from where you obtained the OneMain risk factors presented in the “Risk Factors” section. If you drafted any of such risk factors, please disclose this, identifying the risk factors.

Response: In Amendment No. 1, the Company has included an introductory paragraph to the section entitled “Risk Factors—OneMain Risk Factors” that indicates that the OneMain risk factors were reproduced directly from the OneMain 2016 10-K.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Comment 17. Please revise this section to include a risk factor addressing your auditor’s going concern qualification.

Response: As discussed in the Company’s response to Comment 3, on March 8, 2017, the Company filed the IEG 2016 10-K. The disclosure in Amendment No. 1 has been revised to reflect the updated financial and other Company information as a result of the filing of the IEG 2016 10-K. Although the Company’s auditor expressed substantial doubt about the ability of the Company to continue as a going concern in its opinion relating to the Company’s financial statements for the fiscal year ended December 31, 2015, the 2016 auditor opinion does not contain a going concern qualification. Accordingly, the Company respectfully submits that this Comment 17 is no longer applicable.

Comment 18. Please tell us why you believe it is appropriate to include risk factor disclosure that addresses IEG Holdings and OneMain as a combined company when you acknowledge elsewhere in the prospectus that you are unlikely to gain control of OneMain via the tender offer.

Response: Risk factor disclosure addressing the Company and OneMain as a combined company has been removed in Amendment No. 1.

Comment 19. Please add a risk factor for the various matters that you discuss beginning on page 57 under the heading “Effect of the Offer on the Market for OneMain Shares; NYSE Listing; Registration Under the Exchange Act; Margin Regulations.”

Response: As discussed in the Company’s response to Comment 2 above, the Company has revised its offer such that it is offering to acquire up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares as of February 14, 2017. In light of the revised offer, the Company has deleted, in Amendment No. 1, the section previously entitled, “The Offer—Effect of the Offer on the Market for the OneMain Shares; NYSE Listing; Registration Under the Exchange Act; Margin Regulations” and the Company respectfully submits that this Comment 19 is no longer applicable.

Comment 20. Please add a risk factor addressing your lack of a written policy for the review, approval or ratification of transactions with related parties or conflicted parties.

Response: The Company acknowledges the Staff’s comment and has added a risk factor addressing the Company’s lack of a written policy for the review, approval or ratification of transactions with related parties or conflicted parties.

Comment 21. Please revise this section to include a risk factor addressing the risks of your having a single director who is also your Chief Executive Officer.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 1, has included a risk factor addressing the risks of having a single director who is also the Company’s Chief Executive Officer.

The receipt of shares of IEG Holdings common stock in the offer may be taxable … , page 14

Comment 22. Please reconcile the ambiguity expressed in this risk factor as to the tax treatment of the transaction with the certainty expressed in the tax disclosures on pages 7, 10 and 151-152. In addition, please revise this risk factor to include a statement as to the opinion of your tax counsel regarding the tax treatment of the transaction as well as a cross-reference to the applicable section of the prospectus.

Response: In Amendment No. 1, the Company revised this risk factor in light of the change in the offer. The revised risk factor reads as follows:

The receipt of shares of IEG Holdings common stock in the offer will be taxable to OneMain stockholders.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

IEG Holdings anticipates that the offer and the acquisition of OneMain shares will not satisfy all of the requisite elements to enable the exchange of shares to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Owing to the fact that the offer and acquisition would not be effectuated in pursuance of a plan of reorganization, and that the percentage of One Main shares acquired by IEG Holdings completed via the share exchange proposed hereunder would not, in the aggregate, be sufficient to qualify such exchanges taken as a whole as a non-taxable “reorganization” within the meaning of Section 368(a) of the Code, the exchange of OneMain shares for shares of IEG Holdings common stock in connection with the offer hereunder would be taxable to such OneMain stockholders for U.S. federal income tax purposes.

OneMain stockholders should consult their tax advisors to determine the specific tax consequences to them of the offer and the acquisition, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements.

IEG Holdings may fail to realize all of the anticipated benefits of the acquisition of OneMain … , page 15

Comment 23. Please expand your disclosure in this risk factor to specifically discuss the significant nature of the changes that you plan to make to OneMain’s current business model, including the closure of more than 1,700 offices and the termination of more than 11,000 employees.

Response: In Amendment No. 1, the Company has revised its offer such that it is offering to acquire up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares as of February 14, 2017. Accordingly, this risk factor has been deleted.

IEG Holdings and OneMain will incur direct and indirect costs as a result of the offer, page 15

Comment 24. Please expand your disclosure to indicate what “[f]actors beyond [your] control” could affect the total amount or timing of expenses associated with the offer.

Response: In Amendment No. 1, the Company revised its disclosure to indicate that the Company will incur substantial expenses in connection with and as a result of completing the offer, including but not limited to printing and mailing costs, exchange agent and information agent costs, legal costs and accounting costs.

Our ability to protect the confidential information of our borrowers and investors …, page 17

Comment 25. Please provide a description of any cyber incidents that you have experienced that are individually, or in the aggregate, material, including a description of the costs and other consequences, and disclose the extent to which you outsource functions that have material cybersecurity risks. Please refer to CF Disclosure Guidance: Topic No. 2.

Response: In Amendment No. 1, the Company has disclosed that it has not experienced any cyber incidents that were material individually or in the aggregate, and has included disclosure regarding outsourced functions. See “Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.”

Our common stock price is likely to be highly volatile … , page 22

Comment 26. Please expand your disclosure to provide specific information regarding the volatility of the market price of your common stock. In this context, we note that, as of January 13, 2017, your common stock was reported to have had a fifty-two week high of $80 and a low of $0.62.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 1, has expanded its disclosure accordingly. See “Our common stock price is likely to be highly volatile because of several factors, including a limited public float.”

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Because our officers and board of directors will make all management decisions … , page 22

Comment 27. Please revise this risk factor to indicate that you currently have a single director who is also your Chief Executive Officer.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 1, has revised its risk factor disclosure to indicate that the Company currently has a single director who is also the Company’s Chief Executive Officer.

OneMain’s recent underwriting changes … ,page 33

Comment 28. We note that in disclosing risk factors relating to OneMain, you included the risk factors contained in OneMain’s fiscal year 2015 Form 10-K, with the exception of this risk factor. Please either delete this risk factor or clarify its source.

Response: As noted in the Company’s response to Comment 1 above, on February 21, 2017, OneMain filed the 2016 OneMain 10-K. In Amendment No. 1, the Company has included the risk factors contained in the 2016 OneMain 10-K. Accordingly, the Company respectfully submits that this Comment 28 is no longer applicable.

The Companies, page 50

Comment 29. To facilitate comparison, please provide revenue and income information for OneMain for the same periods that you provide for IEG Holdings.

Response: The Company acknowledges the Staff’s comment and has provided revenue and income information for OneMain for the same time periods as those provided for the Company.

The Offer, page 51

Comment 30. Please revise your disclosure to address the implied discount to OneMain’s stock price represented by IEG Holdings’ offer to OneMain stockholders, as well as the lack of any premium.

Response: As discussed in the Company’s response to Comment 2 above, the Company’s revised offer reflects a premium. Accordingly, the Company respectfully submits that this Comment 30 no longer applies.

General, page 51

Comment 31. Please disclose your intended course of action with respect to any tendered shares should you fail to obtain control of OneMain through the exchange offer. For example, disclose whether you plan to retain any tendered shares. Refer to Item 1006(b) of Regulation M-A and Item 6 of Schedule TO.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly. See “The Offer—IEG Holdings’ Reasons for the Offer and the Acquisition.”

Background of the Offer and the Acquisition, page 51

Comment 32. Please describe in detail the analysis that you undertook with respect to the valuation of your company in calculating the exchange rate involved in the exchange offer. Please also assess how IEG management assessed the feasibility of doing a stock-for-stock tender offer in view of the disparities between IEG Holdings and OneMain, such as disparities in financial performance, assets and stock price.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly. See “The Offer—Background of the Offer and the Acquisition.”

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Comment 33. Please disclose the “handful of strategic acquisition alternatives” that Mr. Mathieson discussed with the board of directors on May 23, 2016. Please also revise to discuss in detail the reasons why, by May 27, 2016, you appear to have narrowed your focus to acquiring OneMain.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly. See “The Offer—Background of the Offer and the Acquisition.”

Comment 34. Please disclose how you calculated the discount to market for the OneMain common stock that you disclose was discussed on July 19, 2016.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly. See “The Offer—Background of the Offer and the Acquisition.”

Comment 35. Regarding board approval of the tender offer on October 28th, please disclose whether the board met and engaged in any discussion of the proposed transaction on that date before approving it, and please identify the board members who approved it.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly. See “The Offer—Background of the Offer and the Acquisition.”

Comment 36. Please discuss any strategic considerations other than cutting costs that factored into your decision to move from the OTCQX market tier to the OTCQB market tier and for two of your directors to resign.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly. See “The Offer—Background of the Offer and the Acquisition.”

Comment 37. Please disclose who suggested that Messrs. Banks and Hansen should resign from the board.

Response: The Company has revised its disclosure in Amendment No. 1 to indicate that Mr. Mathieson suggested that Messrs. Banks and Hansen should resign from the Company’s board of directors.

Comment 38. We note your discussion of OneMain’s stock price before and after its third quarter earnings release on November 7-8, 2016. In order to provide investors with a balanced view of OneMain’s stock performance, please also provide its stock price as of a more recent date.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly. See “The Offer—Background of the Offer and the Acquisition.”

Comment 39. Regarding the December 16, 2016 letter delivered to OneMain, please disclose what IEG Holdings’ management believes supports the assertion that a business combination between OneMain and IEG could result in “significant operational synergies and cost savings.”

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly. See “The Offer—Background of the Offer and the Acquisition.”

Comment 40. Please disclose what consideration, if any, the board gave to the challenges reasonably likely to arise from the process of converting OneMain’s brick-and-mortar business model to an online-only model and to the impact such process could have on the value of OneMain’s assets.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly. See “The Offer—Background of the Offer and the Acquisition.”

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

IEG Holdings’ Reasons for the Offer and the Acquisition, page 52

Comment 41. Please provide us with the basis for your statement that “cost savings of at least $1 billion per year” could be achieved. Likewise, please provide us with your basis for your representation that the possibility exists for a “reduction in aggregate annual executive compensation by at least $40.0 million.”

Response: In Amendment No. 1, the Company revised its disclosure to provide as follows: “IEG Holdings believes that it could save at least $700 million through removal of significant expenses shown in OneMain’s 2016 full year results and specifically, it could cut over 90% of $788 million in salary and benefits for 2016, and over 95% of occupancy costs. IEG Holdings believes OneMain has too many high level executives and those that are necessary are highly overpaid. IEG Holdings believes that it could reduce compensation significantly.”

Comment 42. We note that the material factors your board viewed as supporting its decision to approve the offer and the acquisition would all require that you obtain control of OneMain through the exchange offer. We further note your disclosures elsewhere that Springleaf is unlikely to tender its shares and that you are willing to accept any number of shares, even if such shares constitute less than a majority of OneMain’s outstanding common stock. Please expand your disclosure to discuss any strategic objectives other than taking control of OneMain that you considered in deciding whether to commence the tender offer.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly.

Comment 43. Please expand your disclosure to provide a more detailed discussion of your board’s consideration of the “adverse consequences” for your and OneMain’s businesses that may result if the acquisition was not completed in a timely manner or at all.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly.

Distribution of Offering Materials, page 53

Comment 44. Please disclose the date when you commenced the distribution of the offering materials.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 1, has disclosed the date on which distribution of the offering materials was commenced.

Extension, Termination and Amendment, page 53

Comment 45. Please revise to clarify that the public announcement of an extension shall be issued no later than 9:00 a.m. Eastern time, rather than “New York City time” on the next business day after the scheduled expiration date of the offer. Refer to Rule 14e-1(d).

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly.

Withdrawal Rights, page 54

Comment 46. IEG represents that all questions as to the form and validity of a withdrawal notice will be determined in its sole discretion and “final and binding.” Please revise to remove the implication that security holders may not challenge IEG’s determinations in a court of competent jurisdiction. In addition, please make conforming changes to the disclosure beneath the heading “Matters Concerning Validity and Eligibility” regarding tenders.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1, including under the heading “Matters Concerning Validity and Eligibility” to remove the implication that security holders may not challenge the Company’s determinations in a court of competent jurisdiction.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Plans for OneMain, page 57

Comment 47. Please revise your disclosure to clarify, if true, that it is unlikely that you will acquire control of OneMain via the tender offer. In addition, please disclose in detail the business strategies you would consider pursuing if you were able to acquire control of OneMain.

Response: In Amendment No. 1, the Company has revised its offer such that it is offering to acquire up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares as of February 14, 2017. Accordingly, this section has been deleted.

Certain Legal Matters; Regulatory Approvals

General, page 59

Comment 48. Please clarify whether any additional regulatory filings are required with state or federal regulators in connection with the tender offer and the transactions contemplated thereby. If such filings are required, please disclose their type and status.

Response: No additional regulatory filings are required with state or federal regulators in connection with the tender offer. The Company has revised its disclosure in Amendment No. 1 to clarify this point.

Antitrust, page 59

Comment 49. Please revise your disclosure to indicate whether you have filed a Notification and Report Form with the Federal Trade Commission and the Department of Justice and, if so, when you made such filing.

Response: No Notification and Report Form is required to be filed with the Federal Trade Commission and the Department of Justice. Accordingly, no such filing has been made. The Company has revised its disclosure in Amendment No. 1 to indicate that no such filing is required.

Interests of Certain Persons in the Offer, page 59

Comment 50. Please update the last sentence of this section. In this regard, we note that OneMain Holdings filed a Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9.

Response: In Amendment No. 1, the Company has revised its disclosure to indicate that on January 9, 2017, OneMain’s board of directors unanimously recommended that OneMain stockholders reject the offer and not tender their shares pursuant to the offer.

Comparative Market Price and Dividend Matters, page 61

Comment 51. Please revise your disclosure to caution OneMain stockholders as to the reliability of the price information you have provided for IEG Holdings common stock. Such cautionary language should address, among other matters, that trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices. Please also provide a cross-reference to your risk factor disclosure about the volatility and illiquidity of your common stock.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 1, has revised its disclosure to indicate that trading in the Company’s common stock is thin and sporadic, and the price of the Company’s common stock has been in the past, and likely will be in the future, very volatile because of several factors, including a limited public float. In addition, the Company has provided a cross-reference to the relevant risk factor disclosure.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Unaudited Pro Forma Condensed Combined Financial Statements, page 61

Comment 52. You provide pro forma financial information here and elsewhere in the prospectus assuming you acquire sufficient shares to obtain a controlling interest and consolidate OneMain. Considering your acknowledgement on page 13 that IEG will be unlikely to acquire enough shares to gain control of OneMain, please tell us why you believe your current presentation is appropriate. Alternatively, if you believe it is not probable that control and consolidation of OneMain will occur, please revise your pro forma financial information throughout the prospectus as appropriate. In this regard, it may be appropriate to consider providing alternative and detailed pro forma presentations based on varying assumptions you believe may be possible and reasonable likely outcomes for this proposed acquisition.

Response: In light of the Company’s revised offer, the Company has removed the pro forma financial information in Amendment No. 1.

Comment 53. You disclose that the pro forma financial information has been prepared with OneMain treated as the acquirer. Please explain to us the basis for this assumption.

Response: See the Company’s response to Comment 52 above.

Comment 54. Please revise to include pro forma financial information for the interim periods as required under Rule 11-02(c) of Regulation S-X.

Response: See the Company’s response to Comment 52 above.

Comment 55. We note you made several pro forma adjustments within the pro forma combined balance sheet without any explanatory notes. Please revise to include notes in accordance with Rule 11-02(b)(1) of Regulation S-X.

Response: See the Company’s response to Comment 52 above.

Comment 56. It appears that pro forma adjustments typical in purchase accounting allocations are not included in the pro forma financial information such as those related to loan fair value adjustments at the time of acquisition. Please revise or tell us how you considered the guidance in Rule 11-02 of Regulation S-X in excluding these pro forma adjustments.

Response: See the Company’s response to Comment 52 above.

Information about IEG Holdings, page 64

Comment 57. Please revise here or in MD&A to provide additional quantitative information and qualitative discussion related to your loan portfolio and related credit metrics and trends. For example, for each period presented disclose and discuss key loan and credit metrics, including but not limited to:

●	a roll forward of your loans receivable balance with detail of new originations, principal reductions from cash collections, charge-offs, etc.,

●	portfolio yield,

●	customer acquisition costs,

●	gross charge-off ratio,

●	recovery ratio,

●	delinquency ratio, and

●	allowance for credit losses ratio.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Additionally, present a table of contractual loan maturity by appropriate time period. Your qualitative discussion should allow an investor to assess the underlying credit risk associated with your loans and to assess any trends in credit risk and how these changes are reflected in your allowance for credit losses and provision for credit losses.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly.

Comment 58. Please revise your disclosure to provide a comprehensive description of your business strategy, specifically addressing the role of strategic acquisitions. In this context, we note your disclosure on page 51 that, “[o]ver time, Mr. Mathieson … has reviewed and discussed with the Board business, operational and strategic plans … including a variety of strategic acquisition alternatives.”

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 accordingly.

Comment 59. We note that you filed a Form 8-K on December 15, 2016 announcing, in part, that you had launched a private offering of up to $10 million aggregate principal amount of your 12% senior unsecured notes due December 31, 2026. Please revise your disclosure in the prospectus to include information with respect to this program, and provide an update as to the status of the offering.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to include information regarding the private offering, including an update regarding to the status of the offering.

Comment 60. We note that you filed a Form 8-K on January 9, 2017 announcing that your board of directors had approved a stock repurchase program authorizing the open market repurchase of up to $2,000,000 of your common stock. Please revise your disclosure in the prospectus to include information about this program. Please also either provide us with a brief legal analysis that supports IEG’s apparent belief as to why Regulation M would not prohibit the repurchase of your shares during this offering, or alternatively revise your disclosure to indicate that you will not be able to make repurchases during the tender offer.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 to include information about the repurchase program. In addition, the Company has revised its disclosure to indicate that it will not make repurchases during the tender offer.

Competitive Strengths, page 66

Comment 61. We note your statement in the “Proven Business Model” bullet that Mr. Mathieson established a similar business in Australia that forms the foundation of your United States business model. Please clarify here the status of the Australian business.

Response: In Amendment No. 1, the Company has removed this bullet point.

Products, page 67

Comment 62. Please revise this chart to include the prevailing maximum statutory rate for each state.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Corporate History, page 72

Comment 63. Please disclose why IEG ceased doing business in Australia in 2012 and how the business was terminated or otherwise discontinued.

Response: In Amendment No. 1, the Company revised its disclosure to read as follows:

In 2005, Mr. Mathieson, our Chief Executive Officer and sole director, founded IEG in Sydney, Australia. IEG launched the Mr. Amazing Loans business in the United States via IEGC in 2010. On January 28, 2013, IEGC entered into a stock exchange agreement (the “Stock Exchange Agreement”) among IEGC, its sole stockholder, IEG, and our company. Under the terms of the Stock Exchange Agreement, we agreed to acquire a 100% interest in IEGC for 272,447 shares of our common stock after giving effect to a 1-for-6 reverse stock split (also adjusted for the 1-for-100 reverse stock split that took effect June 17, 2015 and the net 1-for-10 reverse stock split that was effective on October 27, 2016). On February 14, 2013, we filed an amendment to our articles of incorporation, as amended, with the Secretary of State of Florida which had the effect of:

o	changing our name from Ideal Accents, Inc. to IEG Holdings Corporation,
o	increasing the number of shares of our authorized common stock to 1,000,000,000, $0.001 par value,
o	creating 50,000,000 shares of “blank-check” preferred stock, and
o	effecting the Reverse Stock Split pursuant to the terms of the Stock Exchange Agreement.

FINRA approved the amendment to our articles of incorporation, as amended, on March 11, 2013.

On March 13, 2013, we completed the acquisition of IEGC under the terms of the Stock Exchange Agreement and issued to IEG 272,447 shares of our common stock after giving effect to the Reverse Stock Split whereby we acquired a 100% interest in IEGC. The stock exchange agreement between IEGC, IEG and IEG Holdings resulted in a reverse acquisition with a public shell, with IEGC being the accounting acquirer. IEG Holdings issued 90 shares of its common stock to the stockholders of IEG (IEG transferred its ownership in IEGC to its stockholders, which is why the shares were issued to the ultimate stockholders of IEG rather than to IEG itself) for each share of IEGC, in exchange for 100% ownership interest in IEGC. We determined that IEGC was the accounting acquirer because of the following facts and circumstances:

1.	After consummation of the transaction, the ultimate stockholders of IEGC own 99.1% of the outstanding shares of IEG Holdings;

2.	The board of directors of IEG Holdings immediately after the transaction is comprised exclusively of former directors of IEGC; and

3.	The operations of IEG Holdings immediately after the transaction are those of IEGC.

After completing the Stock Exchange Agreement and terminating all Australian operations via the sale of the remaining loan book, IEG entered into voluntary liquidation on June 25, 2014. In August 2015, IEGC assigned all of its tangible and intangible assets to IEG Holdings and IEGC was dissolved.

IEG Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Comment 64. We note credit losses have totaled 63%, 63%, and 118% of interest revenue for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014, respectively. Considering these significant credit costs, please consider deleting the reference to your 6-year track record of high quality origination, underwriting and servicing of personal loans.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015, page 75

Comment 65. In order to provide balanced disclosure, please either remove your statement that you “expect [your] interest revenue to grow significantly in future periods as [you] continue to grow [your] loan book,” or provide an additional statement regarding the corresponding significant growth in your other operating expenses. Please also make similar changes when you discuss growth in your interest revenue elsewhere in the MD&A. Alternatively, please explain why you think such revisions would be inappropriate.

Response: As discussed in the Company’s response to Comment 3 above, on March 8, 2017, the Company filed the IEG 2016 10-K. The disclosure in Amendment No. 1 has been revised to reflect the updated financial and other Company information as a result of the filing of the IEG 2016 10-K. Accordingly, the Company respectfully submits that this Comment 65 is no longer applicable.

Liquidity and Capital Resources, page 81

Comment 66. We note your disclosure here and elsewhere that your recurring losses and your lack of positive net cash flows from operations raise substantial doubt about your ability to meet your obligations and to continue as a going concern. We also note your disclosure that you intend to seek additional capital to continue operations. Considering the disclosure of your current liquidity concerns, please revise to explain the rationale behind the board of director’s approval of a stock repurchase plan of up to $2,000,000 of your common stock disclosed in a Form 8-K filed on January 9, 2017. Please also explain how you anticipate funding the share repurchases.

Response: The Company has revised its disclosure in Amendment No. 1 in response to this Comment 66.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Comment 67. We note that BFG is entitled to 20% of the “Net Profit” of IEC SPV until August 2025. Please add risk factor disclosure regarding this arrangement and its impact on your net income.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 1, has included risk factor disclosure regarding this arrangement and its impact on the Company’s net income. See “We are required to pay a prior lender interest on our net profit until 2025, which may have a material adverse effect on our results of operations.”

IEG Holdings; Management

Director Qualification, page 86

Comment 68. Please provide the information required by Item 407(e)(4) of Regulation S-K. Refer to Item 19(a)(7) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has included the disclosure regarding compensation committee interlocks and insider participation as required by Item 407(e)(4) of Regulation S-K.

Executive Compensation – IEG Holdings, page 88

Comment 69. We note that you refer to the $1,000,000 bonus paid to Mr. Mathieson as “deferred compensation” on page 89, but your disclosure indicates that he received the benefit during 2014. Please revise your disclosure to clarify the nature of this benefit.

Response: As discussed in the Company’s response to Comment 3 above, on March 8, 2017, the Company filed the IEG 2016 10-K. The disclosure in Amendment No. 1 has been revised to reflect the updated financial and other Company information as a result of the filing of the IEG 2016 10-K. Accordingly, the Company respectfully submits that this Comment 69 is no longer applicable.

OneMain’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 102

Comment 70. Please expand to present the required disclosures of OneMain Holdings, Inc. for the period ended September 30, 2016 in accordance with Item 17(b)(8) of Form S-4.

Response: As noted in the Company’s response to Comment 1 above, on February 21, 2017, OneMain filed the 2016 OneMain 10-K. In Amendment No. 1, the Company has included the financial information of OneMain as reflected in the 2016 OneMain 10-K. Accordingly, the Company respectfully submits that this Comment 70 is no longer applicable.

Material U.S. Federal Tax Consequences, page 151

Comment 71. Please revise your disclosure to clarify that it is based on the tax opinion you are receiving from counsel, identifying counsel by name.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to clarify that it is based on the tax opinion that the Company is receiving from counsel, identifying the counsel by name.

Comment 72. Please delete the assumption that the transactions will qualify as a reorganization and instead provide an opinion of counsel as to this consequence if it is a material tax consequence of the transactions.

Response: The Company’s disclosure in Amendment No. 1 has been revised to reflect the change in the offer.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

IEG Holdings Financial Statements

Note 1 – Summary of Significant Accounting Policies – Fair Value of Financial Instruments, page F-10

Comment 73. Please revise your annual and interim financial statements to disclose the information required in ASC 825-10-50-10 for your loans receivable or tell us where this information is disclosed.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 1, has revised its financial statements to disclose the information required in ASC 825-10-50-10.

September 30, 2016 Interim Financial Statements

Statements of Stockholders’ Equity, page F-23

Comment 74. Please revise to provide relevant information related to the subscription receivable of $2,977,950 recorded in Stockholder’s Equity at September 30, 2016.

Response: As discussed in the Company’s response to Comment 3 above, on March 8, 2017, the Company filed the IEG 2016 10-K. The disclosure in Amendment No. 1 has been revised to reflect the updated financial and other Company information as a result of the filing of the IEG 2016 10-K. Accordingly, the Company respectfully submits that this Comment 65 is no longer applicable.

Statements of Cash Flows, page F-24

Comment 75. Please reconcile for us the $93,050 of “Proceeds from issuance of preferred stock” for the nine months ended September 30, 2016 to the disclosure of on page F-29 that $3,071,000 of preferred stock was issued on March 22, 2016.

Response: See the Company’s response to Comment 74 above.

Note 5. Stockholders’ Equity, page F-29

Comment 76. We note you completed a number of reverse stock splits and forward stock splits during the periods presented in the prospectus. Please revise to discuss the underlying purpose of each reverse and forward stock split.

Response: See the Company’s response to Comment 74 above.

Schedule TO-T Filed January 5, 2017

General

Comment 77. Please tell us how you have met the delivery requirements of Rule 14d-4(b). See Question E.1 in the Third Supplement to the Manual of Publicly Available Interpretations (July 2001).

Response: The Company sent a letter to OneMain relating to the offer in which it made a demand for OneMain’s stockholder list pursuant to Rule 14d-5. OneMain, though its counsel, indicated that OneMain would deliver the Company’s tender offer materials and provided the Company with information regarding the number of OneMain stockholders, the address for delivery of materials, etc. The Company directed its financial printer to print the tender offer materials and deliver the same to the address provided by OneMain.

Comment 78. Advise us, with a view toward revised disclosure, how IEG has fulfilled its disclosure obligations imposed by General Instruction C to Schedule TO.

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Response: Pursuant to General Instruction C to Schedule TO, the Company is required to provide the information called for in Items 3 and 5-8 of Schedule TO for each officer and director of the Company, as well as for the Company. The Company has revised its Schedule TO include the following disclosures:

●	Mr. Mathieson is a citizen of Australia and that Ms. Cholewinski is a citizen of the United States.

●	Neither Mr. Mathieson nor Ms. Cholewinski has been a party to any transaction during the past two years with (a) OneMain or any of its affiliates that are not natural persons in which the aggregate value of the transactions is more than 1% of OneMain’s consolidated revenues for (i) the fiscal year when the transaction occurred, or (ii) the past portion of the current fiscal year, if the transaction occurred in the current year, or (b) an executive officer, director or affiliate of OneMain that is a natural person if the aggregate value of the transaction or series of similar transactions with the person exceeds $60,000.

●	There have been no negotiations, transactions or material contracts during the past two years between Mr. Mathieson or Ms. Cholewinski and OneMain or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of OneMain’s securities, election of OneMain’s directors, or sale or other transfer of a material amount of assets of OneMain.

●	Except with respect to the Company’s Offer, there are no plans, proposals or negotiations that relate to or would result in any of the items identified in Item 1006(c)(1) through (c)(7) of Regulation M-A.

●	There is no disclosure required with respect to Mr. Mathieson or Ms. Cholewinski pursuant to Item 1007(a), (b) or (d) of Regulation M-A.

●	Neither Mr. Mathieson nor Ms. Cholewinski beneficially owns any shares of OneMain common stock.

●	Neither Mr. Mathieson nor Ms. Cholewinski has engaged in any transaction involving shares OneMain common stock during the past 60 days.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

March 24, 2017

Item 3. Identity and Background of Filing Person

Comment 79. The disclosure which has been incorporated by reference does not appear to affirmatively state whether or not any person identified pursuant to Instruction C or IEG was (i) convicted in a criminal proceeding or (ii) the subject of any judicial or administrative proceeding. Please revise or advise. See Item 1003(c)(3) of Regulation M-A and General Instruction E to Schedule TO (which requires an affirmative statement in the negative to any disclosure item within the schedule).

Response: The Company’s Schedule TO has been revised to include the following disclosure:

●	IEG Holdings has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

●	Neither Mr. Mathieson nor Ms. Cholewinski has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

Item 4. Terms of the Transaction

Comment 80. Please revise your response to this item to add a specific reference or references to the relevant sections of the prospectus. Please refer to General Instruction F of Schedule TO.

Response: The Company acknowledges the Staff’s comment and has revised its response to this item to add a specific reference to the section of the prospectus entitled “The Offer.”

Item 6. Purposes of the Transaction and Plans or Proposals

Comment 81. Please revise the Schedule TO to include, through incorporation by reference or otherwise, the information required by Item 1006(b) of Regulation M-A. See Item 6 to Schedule TO.

Response: The Company respectfully submits that the information referenced in Item 1006(b) of Regulation M-A is not required to be disclosed in the Schedule TO, as this is a third-party tender offer. Item 6 of Schedule TO requires only that the information required by Item 1006(a) and (c)(1) through (c)(7) of Regulation M-A be furnished.

Item 10. Financial Statements

Comment 82. Please revise the Schedule TO to include, through incorporation by reference or otherwise, the information required by Item 1010(a)(3) of Regulation M-A.

Response: Because the Company does not have registered debt securities or registered preference equity securities, the Company respectfully submits that no ratio of earnings to fixed charges is required.

If the Staff has any comments regarding Amendment No. 1 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	H. Stephen Kim/U.S. Securities and Exchange Commission
Michael Volley/U.S. Securities and Exchange Commission
William H. Dorton/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Nicholas Panos/U.S. Securities and Exchange Commission
Paul Mathieson/IEG Holdings Corporation

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832